NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Monday, April 23, 2007

Contact:

Investor Relations

(No.2007-04-09)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Announces Private Placement of 1.25 Million Units

with the MineralFields Group

Vancouver, British Columbia – April 23, 2007– Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I; OTC BB: NCADF) (“Northern Canadian” or the “Company”) is pleased to announce that it has agreed to enter into a non-brokered private placement of 1,250,000 flow-through units at a price of $0.60 per unit for proceeds of $750,000 with the MineralFields Group.  Each unit will consist of one flow-through common share and one non-flow-through share purchase warrant of the Company.  Each whole share purchase warrant will entitle the holder, on exercise, to purchase one additional common share of the Company at a price of $1.00 per share in year 1 and $1.50 per share in year 2 at any time until the close of business on the day which is one year from the date of issue of the warrant.  The securities issued pursuant to the offering are subject to a 4 month hold period.

A finder’s fee of 10% in the form of units will be paid to Limited Market Dealer Inc.

The proceeds are planned to be used primarily for the Company’s summer exploration activities on its Saskatchewan mineral properties.

Northern Canadian Uranium Inc. (NCA)

Northern Canadian Uranium is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring the Canyon Coin project, located on the north side of the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota.  The Company has three properties in southwest Nevada which are being examined and has acquired over 50,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

About MineralFields and Pathway

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world.  Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds.  Information about the MineralFields Group is available at www.mineralfields.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen Varshney ”

Praveen K. Varshney, C.A.

President

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca